October 12, 2016

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Sonia Bednarowski

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Markham Woods Press Publishing Co., Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 25, 2015

File No. 333-206079

Dear Mr. Dobbie,

Below are the Company’s responses to your comment letter dated December 7, 2015:

Description of Business, page 17

1. We note your response to our prior comment 5 that you intend to begin charging a subscription fee, selling advertising in your online magazine and providing newsletters to subscribers. If known, please disclose the amount you intend to charge for subscriptions, including the different types of subscriptions you intend to offer.

At this time it is unknown what the subscription fee will be as it will be determined upon comparable market conditions at the time of the decision to start charging the fee.

Principal Shareholder, page 21

2. We note your disclosure on page 22 regarding the convertible debt that is due on demand. Please disclose the number of shares Mr. Meadows beneficially owns or tell us why this is not required. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

At the current time, since the company is not yet trading, the notes would be converted at $0.003 per share. The total currently due under Mr. Meadow’s notes is $360,595. Therefore, disclosure has been added that if currently converted Mr. Meadows would own 120,198,333 common shares.

Very truly yours,

/s/ Donna Rayburn

Donna Rayburn

President

Markham Woods Press Publishing Co., Inc.